Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2018 (our “Form 20-F”). The financial information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects only the financial information for the nine months ended September 30, 2018 and 2019. The discussion of annual financial information for the years ended December 31, 2016, 2017 and 2018 are included in our Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our Form 20-F.

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue. This information should be read together with our consolidated financial statements and related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Nine Months Ended September 30,
	2018		2019
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(unaudited) (in thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital entertainment	331,207	60.9	731,935	52.4
E-commerce and other services	157,693	29.0	526,144	37.6
Sales of goods	54,844	10.1	140,075	10.0
Total revenue	543,744	100.0	1,398,154	100.0
Cost of revenue:
Cost of service
Digital entertainment	(189,513)	(34.9)	(296,788)	(21.2)
E-commerce and other services	(275,052)	(50.6)	(612,833)	(43.8)
Cost of goods sold	(56,462)	(10.4)	(148,465)	(10.6)
Total cost of revenue	(521,027)	(95.8)	(1,058,086)	(75.7)
Gross profit	22,717	4.2	340,068	24.3
Operating income (expenses):
Other operating income	5,508	1.0	9,875	0.7
Sales and marketing expenses	(497,528)	(91.5)	(627,803)	(44.9)
General and administrative expenses	(153,621)	(28.3)	(276,160)	(19.8)
Research and development expenses	(40,887)	(7.5)	(107,167)	(7.7)
Total operating expenses	(686,528)	(126.3)	(1,001,255)	(71.6)
Operating loss	(663,811)	(122.1)	(661,187)	(47.3)
Interest income	8,567	1.6	24,539	1.8
Interest expense	(21,413)	(3.9)	(31,041)	(2.2)
Investment gain, net	9,374	1.7	4,817	0.3
Changes in fair value of the 2017 convertible notes	(19,928)	(3.7)	(466,102)	(33.3)
Foreign exchange gain	5,304	1.0	5,583	0.4
Loss before income tax and share of results of equity investees	(681,907)	(125.4)	(1,123,391)	(80.3)
Income tax expense	(1,095)	(0.2)	(49,853)	(3.6)
Share of results of equity investees	(1,974)	(0.4)	(2,558)	(0.2)
Net loss	(684,976)	(126.0)	(1,175,802)	(84.1)
Non-GAAP Financial Measure:
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(622,985)	(114.6)	(627,566)	(44.9)

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

Revenue

Our total revenue increased by 157.1% from US$543.7 million for the nine months ended September 30, 2018 to US$1,398.2 million for the nine months ended September 30, 2019. This increase was primarily due to increases in revenue from our e-commerce business and digital entertainment business:

•
Digital Entertainment: Revenue increased by 121.0% from US$331.2 million for the nine months ended September 30, 2018 to US$731.9 million for the nine months ended September 30, 2019. This increase was primarily due to the increase of our active user base as well as the deepened paying user penetration as we continue to bring new and engaging content to our users and enhance the game and monetization features based on a deep understanding of local preferences and conditions as well as our strong efforts in esports and community-building.

•
E-commerce and other services: Revenue increased by 233.7% from US$157.7 million for the nine months ended September 30, 2018 to US$526.1 million for the nine months ended September 30, 2019. This increase was primarily driven by the growth of our e-commerce marketplace, and positive development in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising.

•
Sales of goods: Revenue increased by 155.4% from US$54.8 million for the nine months ended September 30, 2018 to US$140.1 million for the nine months ended September 30, 2019. The increase was primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 103.1% from US$521.0 million for the nine months ended September 30, 2018 to US$1,058.1 million for the nine months ended September 30, 2019. This increase in cost of revenue was in line with the overall growth of our businesses. Our total cost of revenue as a percentage of total revenue decreased from 95.8% for the nine months ended September 30, 2018 to 75.7% for the nine months ended September 30, 2019.

•
Digital Entertainment: Cost of revenue increased by 56.6% from US$189.5 million for the nine months ended September 30, 2018 to US$296.8 million for the nine months ended September 30, 2019. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•
E-commerce and other services: Cost of revenue increased by 122.8% from US$275.1 million for the nine months ended September 30, 2018 to US$612.8 million for the nine months ended September 30, 2019. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•
Cost of goods sold: Cost of goods sold increased by 162.9% from US$56.5 million for the nine months ended September 30, 2018 to US$148.5 million for the nine months ended September 30, 2019. The increase was largely in line with the increase in our product offerings.

Gross Profit

As a result of the foregoing, our gross profit was US$22.7 million for the nine months ended September 30, 2018 and US$340.1 million for the nine months ended September 30, 2019. We had gross margins of 4.2% and 24.3% for the nine months ended September 30, 2018 and 2019, respectively, and our digital entertainment business had gross margins of 42.8% and 59.5% for the nine months ended September 30, 2018 and 2019, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 26.2% from US$497.5 million for the nine months ended September 30, 2018 to US$627.8 million for the nine months ended September 30, 2019, primarily due to growth in digital entertainment and e-commerce businesses. For the nine months ended September 30, 2019, sales and marketing expenses relating to our digital entertainment and e-commerce businesses accounted for 10.2% and 81.4% of our total sales and marketing expenses, respectively. The increase in sales and marketing expenses for the nine months ended September 30, 2019 was mainly from the marketing efforts of our e-commerce business, which was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing as well as higher staff compensation and benefit costs.

General and Administrative Expenses

Our general and administrative expenses increased by 79.8% from US$153.6 million for the nine months ended September 30, 2018 to US$276.2 million for the nine months ended September 30, 2019. This increase was primarily due to the expansion of our staff force and the increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 162.1% from US$40.9 million for the nine months ended September 30, 2018 to US$107.2 million for the nine months ended September 30, 2019, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$18.1 million for the nine months ended September 30, 2018, compared to a net non-operating loss of US$462.2 million for the nine months ended September 30, 2019. The net non-operating loss for the nine months ended September 30, 2019 was primarily due to fair value loss  of  US$466.1 million  on  the  2017  convertible  notes  as  our  share  prices  significantly exceeded the conversion prices of the 2017 convertible notes.

Income Tax Expense

We had an income tax expense of US$1.1 million for the nine months ended September 30, 2018 and US$49.9 million for the nine months ended September 30, 2019. The income tax expense for the nine months ended September 30, 2019 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment, partially offset by deferred tax assets recognized during the period.

Share of Results of Equity Investees

We had share of losses of equity investees of US$2.0 million and US$2.6 million for the nine months ended September 30, 2018 and 2019, respectively.

Net Loss

As a result of the foregoing, we had net losses of US$685.0 million and US$1,175.8 million for the nine months ended September 30, 2018 and 2019, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes was US$623.0 million and US$627.6 million for the nine months ended September 30, 2018 and 2019, respectively.

We issued certain 2017 convertible notes in an aggregate principal amount of US$675 million to certain private investors from January to July 2017. These 2017 convertible notes will mature on the third anniversary of their issuance dates. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity dates. As of March 1, 2019 (inclusive), the date of our annual report on Form 20-F for the year ended December 31, 2018, an aggregate principal amount of US$467.5 million of such 2017 convertible notes had converted. Subsequent to March 1, 2019, an additional aggregate principal amount of US$197.5 million has converted. As of the date of this report, note with a principal amount of US$10 million remains outstanding, representing approximately 731,528 Class A ordinary shares.

Other Information

In August 2019, we obtained an e-money license in the Philippines.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, a non-GAAP financial measure, as described below, to understand and evaluate our core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

We believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The use of net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes has material limitations as an analytical tool, as it does not include all items that impact our net loss or income for the period and share-based compensation and changes in fair value of convertible notes are significant expenses. In addition, because this non-GAAP financial measure may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

The tables below present reconciliations of net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes to net loss, the most directly comparable U.S. GAAP financial measure, for the periods indicated.

	For the Nine Months Ended September 30,
	2018	2019
	(unaudited) (US$ in thousands)
Net loss	(684,976)	(1,175,802)
Add: Share-based compensation	42,063	82,134
Add: Changes in fair value of the 2017 convertible notes	19,928	466,102
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(622,985)	(627,566)

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments for the nine months ended September 30, 2018 and 2019 presented were as follows:

	For the Nine Months ended September 30, 2019
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	731,935	531,705	6,017	128,497	—	1,398,154
Operating income (loss)	323,965	(800,340)	(65,578)	(28,710)	(90,524)	(661,187)
Non-operating loss, net						(462,204)
Income tax expense						(49,853)
Share of results of equity investees						(2,558)
Net loss						(1,175,802)

	For the Nine Months ended September 30, 2018
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	331,207	147,918	9,114	55,505	—	543,744
Operating income (loss)	53,328	(602,873)	(23,742)	(42,596)	(47,928)	(663,811)
Non-operating loss, net						(18,096)
Income tax expense						(1,095)
Share of results of equity investees						(1,974)
Net loss						(684,976)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2)
Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.